UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-51349

Issuer: Advanced Analogic Technologies Inc.

(Exact name of registrant as specified in its charter)

3230 Scott Boulevard Santa Clara, California 95054 (408) 737-4600

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock

(Description of class of securities)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Analogic Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2012	By:	/s/ David J. Aldrich
	Name:	David J. Aldrich
	Title:	Chief Executive Officer and President